Exhibit 99

General Electric Capital Services, Inc. and consolidated affiliates
Financial Measures That Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to delinquency rates on certain financing receivables of the GE Commercial Finance and GE Money segments. The reasons we use this non-GAAP financial measure and its reconciliation to the most directly comparable GAAP financial measures follow.

Delinquency Rates on Certain Financing Receivables

GE Commercial Finance

	At
	3/31/08	(a)	12/31/07	3/31/07

Managed	1.36%		1.21%	1.26%
Off-book	0.77		0.71	0.69
On-book	1.49		1.33	1.41

GE Money

	At
	3/31/08	(a)	12/31/07	3/31/07

Managed	5.64%		5.36%	5.22%
U.S.	5.75		5.52	4.72
Non-U.S.	5.61		5.30	5.40
Off-book	6.90		6.59	5.05
U.S.	6.96		6.64	5.05
Non-U.S.	(b)		(b)	(b)
On-book	5.48		5.20	5.24
U.S.	4.84		4.78	4.49
Non-U.S.	5.61		5.31	5.40

(a)	Subject to update.
(b)	Not meaningful.

The increase in off-book delinquency for GE Money in the U.S. from 5.05% at March 31, 2007, and from 6.64% at December 31, 2007, to 6.96% at March 31, 2008, reflects both a change in the mix of receivables securitized during 2007 and first quarter of 2008, as well as the rise in delinquency across the broader portfolio of U.S. credit card receivables.

We believe that delinquency rates on managed financing receivables provide a useful perspective of our portfolio quality and are key indicators of financial performance. Further, investors use such information, including the results of both the on-book and off-book securitized portfolios, which are relevant to our overall performance.